

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 13, 2017

Juan Usatorres
President and Director
Sanz Solutions Inc.
7950 NW 53rd St, Suite 337
Miami, FL 33166

   Re: Sanz Solutions Inc.
     Amendment 1 to Offering Statement on Form 1-A
     Filed December 30, 2016
     File No. 024-10619

Dear Mr. Usatorres:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. References to our prior comments are to the comments contained in our letter to you dated November 2, 2016.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I. Issuer Information

Financial Statements

1. We note that you continue to report net income of zero on the Issuer Information pages rather than the net loss that appears in your financial statements. Please address this inconsistency. We reissue prior comment one.

Part II. Offering Circular

General

2. We note your response to our prior comment 2 concerning the amount of shares you and your selling shareholders are issuing. We observe that your filing continues to list

inconsistently the number of shares that you and your selling shareholders plan to issue. As such, we reissue our prior comment and ask that you revise so that you consistently present the size of your offering.

Use of proceeds, page 21

3.   We note your response to our prior comment 6, which indicates that mergers and acquisition activity will require the greatest use of your funds. Consequently, it would also require the greatest use of proceeds from this offering. Considering also that you have no substantive current operations or assets, it is unclear how you conclude that the portion of your business that requires the greatest use of funds is only a minor part of your business. We also observe that you have removed the reference to mergers and acquisitions from your use of proceeds table, even while your response indicates that the business will engage in such activities. Please clarify whether you intend to engage in mergers and acquisitions, and, if so, the amount of funds you plan to devote to such activities. Note that if your principal use of proceeds were for merger and acquisition activity, Form 1-A would appear to not be available for the registration of your offering. See Rule 251(b)(3) of Regulation A.

Management, page 26

4.   We note your response to our prior comment 7. Despite your representations, we are unable to determine any changes made to your disclosure concerning Mr. Dotres' experiences with public companies and we note that the disclosure concerning his involvement with the listed companies remains outdated. As such, we reissue prior comment 7 and ask that you update your disclosure regarding Mr. Dotres' experiences with public companies to include his present involvement with each listed company and the status of each company's operations.

Certain Relationships and Related Party Transactions, page 30

5.   We note your response to our prior comment 8. However, despite your representations, we are unable to observe any modifications or additions to your disclosure concerning the numerous related party transactions you reference throughout your filing. As such, we reissue our prior comment 8.

Reports to Security Holders, page 31

6.   We note your response to our prior comment 9. We are unable to determine how you have revised your disclosure. As such, please revise your offering circular to disclose accurately your reporting obligations under Rule 257 of Regulation A.

Financial Statements

Note 1 – Nature of Business, page F-8

7.   We note that although you have revised language in Article VII of your bylaws at Exhibit 1A-2B to indicate that your fiscal year-end is June 30, in response to prior comment eleven, Section 1 of Article II continues to indicate the fiscal year-end is December 31. Please further revise to address this inconsistency

Part III. Exhibits

Exhibits

8.   We reissue our prior comment 12. We note that your revised filing does not appear to include any revisions responsive to this comment and that no exhibits are included with your filing.

Exhibit 12

9.   Please obtain and file a revised legality opinion that clearly and accurately identifies the number of shares to be offered by the company and the number of shares to be offered by selling stockholders. The current version of the opinion is unclear with regard to the total number of shares being offered. If more than 25,000,000 shares are being offered, then please also provide corresponding revisions elsewhere in the Form 1-A.

Closing Comments

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller, Accounting Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or me at 202-551-3745 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Elaine Dowling, Esq.
        EAD Law Group, LLC